UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

25F, Rongcheng Yungu, Keji 3rd Road

Xi’an Hi-Tech Zone, Xi’an, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Public Offering of Shares and Warrants

On March 30, 2023, Bon Natural Life Limited, (the “Company”) engaged in a public offering of up to $3,000,000 worth of ordinary shares of the Company, par value $0.0001 per share (the “Shares”) in three (3) equal tranches at the subscription price as defined below. Shares issued in the first tranche will be issued on the first trading day that occurs after 15 calendar days from the filing date of the Company’s Listing of Additional Shares Notification Form with Nasdaq. The second tranche of Shares will be issued on the 11th trading day from the closing date of the first tranche. Shares issued in the third tranche will be issued on the 11th trading day from the closing date of the second tranche.

The Shares will be priced at the lower of (a) $1.00 per share or (b) 80% of the market closing price for the Company’s Shares as reported by the Nasdaq Capital Market on the trading day immediately preceding the closing date for the initial tranche. The subscription price for the first closing date shall remain fixed and will be the subscription price for all the remaining closing dates thereafter.

Together with each Share subscribed for, the Company will issue one (1) warrant to purchase one (1) Share at an exercise price equal to 120% of the subscription price, exercisable for a period of thirty-six (36) months following the closing date (the “Warrants”).

We currently expect the initial public offering price will be $1.00 per Share and Warrants exercisable at $1.20 per Share, resulting in 3,000,000 Shares and 2,500,000 Shares issuable upon exercise of the Warrants.

We registered the Shares by way of a prospectus supplement to our currently effective unallocated shelf registration statement on Form F-3, (SEC File No. 333-267116).

Following the close of the offering we will have a total of 16,646,226 ordinary shares issued and outstanding.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
10.1	Form of Subscription Agreement
10.2	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2023	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer